UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Apco Oil and Gas International Inc.

(Name of Issuer)

Ordinary Shares, par value $.01 per share

(Title of Class of Securities)

037489101

(CUSIP Number)

James J. Bender One Williams Center Tulsa, Oklahoma 74172-0172 (918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037489101	Page 2 of 10

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,301,592 Ordinary Shares+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,301,592 Ordinary Shares+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,301,592 Ordinary Shares+
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 69.0%^
14.	Type of Reporting Person (See Instructions) HC; CO

+	Includes 20,301,592 Ordinary Shares issuable upon conversion of 20,301,592 Class A Shares that may be deemed to be beneficially owned by The Williams Companies, Inc. Each Class A Share will convert automatically into one Ordinary Share of the Issuer in the event that neither The Williams Companies, Inc. nor WPX Energy, Inc. beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

^	Based on the sum of 9,139,648 Ordinary Shares outstanding as of July 1, 2011 and 20,301,592 Ordinary Shares issuable upon the conversion of all outstanding Class A Shares.

CUSIP No. 037489101	Page 3 of 10

1.	Names of Reporting Persons Williams Global Energy (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,301,592 Ordinary Shares+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,301,592 Ordinary Shares+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,301,592 Ordinary Shares+
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 69.0%^
14.	Type of Reporting Person (See Instructions) OO

+	Includes 20,301,592 Ordinary Shares issuable upon conversion of 20,301,592 Class A Shares owned by Williams Global Energy (Cayman) Limited. Each Class A Share will convert automatically into one Ordinary Share of the Issuer in the event that neither The Williams Companies, Inc. nor WPX Energy, Inc. beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

^	Based on the sum of 9,139,648 Ordinary Shares outstanding as of July 1, 2011 and 20,301,592 Ordinary Shares issuable upon the conversion of all outstanding Class A Shares.

Introduction

This Amendment No. 15 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Apco Oil and Gas International Inc. (formerly known as Apco Argentina Inc.), a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 4.	Purpose of Transaction.

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:

In connection with Williams’ previously announced reorganization plan to separate its businesses into two separate, publicly traded corporations, WPX Energy, Inc. (“WPX Energy”), a wholly owned subsidiary of Williams, has filed a registration statement with the Commission with respect to an initial public offering of its equity securities. The reorganization plan calls for a series of transactions designed to move Williams’ exploration and production business, including its interest in the Issuer, into WPX Energy. For the sole purpose of facilitating the transfer of Williams’ interest in the Issuer to WPX Energy in a tax-efficient manner, it was proposed that the Issuer recapitalize its outstanding equity by amending its charter documents to create a new convertible class of shares, designated as Class A Shares, which would have, as a class, 85 percent of the voting power with respect to the election and removal of directors of the Issuer. At the Issuer’s annual general meeting of shareholders on June 30, 2011, the holders of the Ordinary Shares approved this recapitalization and approved the issuance of one Class A Share to Global Energy in exchange for each Ordinary Share of the Company owned by Global Energy. Global Energy is an indirect wholly-owned subsidiary of Williams. Following such approval, the Issuer exchanged each issued and outstanding Ordinary Share owned by Global Energy for one of the Issuer’s Class A Shares. Each Class A Share will convert automatically into one Ordinary Share in the event that neither Williams nor WPX Energy beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) Global Energy is the record owner of 20,301,592 Class A Shares of the Issuer, which based on calculations made in accordance with Rule 13d-3, and giving effect to the conversion of the Class A Shares, represents 69.0% of the outstanding Ordinary Shares.

(2) Williams, as indirect 100% owner of Global Energy, may, pursuant to Rule 13d-3, be deemed to beneficially own 20,301,592 Class A Shares, which based on calculations made in accordance with Rule 13d-3, and giving effect to the conversion of the Class A Shares, represents 69.0% of the outstanding Ordinary Shares.

(3) See Schedule 1 for the aggregate number and percentage of Ordinary Shares beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Ordinary Shares during the past 60 days.

(d) The Reporting Persons and certain wholly owned subsidiaries of Williams have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

The calculations made in this Item 5 give effect to the conversion of the 20,301,592 outstanding Class A Shares of the Issuer, which will automatically convert into Ordinary Shares in the event that neither Williams nor WPX Energy beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011

The Williams Companies, Inc.

By:	/s/ Ralph A. Hill

	Name: Title:	Ralph A. Hill Senior Vice President – Exploration and Production

Williams Global Energy (Cayman) Limited

By:	/s/ Ralph A. Hill

	Name: Title:	Ralph A. Hill Senior Vice President

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 0

James J. Bender

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Ralph A. Hill

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Exploration and Production

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Corporate Controller and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 0

Phillip D. Wright

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Corporate Development

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Midstream

Citizenship: USA

Amount Beneficially Owned: 0

Randall Lee Barnard

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Gas Pipeline

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see above)

Irl Engelhardt

c/o Patriot Coal Corporation

12312 Olive Boulevard

St. Louis, Missouri 63141

Principal Occupation: Chairman of Patriot Coal Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, TX 75275-0117

Principal Occupation: Senior Fellow, Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

William R. Granberry

Compass Operating, LLC (“Compass”)

400 W. Illinois, Suite 1000

Midland, Texas 79701

Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico

Citizenship: USA

Amount Beneficially Owned: 0

William E. Green

425 Sherman Avenue, Suite 100

Palo Alto, California 94306

Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and CEO of H&H Advisors, a financial consulting firm founded by her

Citizenship: USA

Amount Beneficially Owned: 0

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

George A. Lorch

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William G. Lowrie

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of Williams and EMCOR Group, Inc., and Chairman and CEO of ComNet Communications, LLC.

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Global Energy (Cayman) Limited

Alan S. Armstrong, Senior Vice President

(see above)

Ralph A. Hill, Senior Vice President

(see above)

Board of Directors of Williams Global Energy (Cayman) Limited

Alan S. Armstrong

(see above)

Ralph A. Hill

(see above)

Timothy A. Penton

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President – Midstream, Williams

Citizenship: USA

Amount Beneficially Owned: 0

Rodney J. Sailor

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President and Treasurer, Williams

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)